

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 18, 2008

via U.S. mail and facsimile

James P. Waters, Chief Financial Officer
Hillman Companies, Inc.
10590 Hamilton Avenue
Cincinnati, Ohio 45231

RE: Hillman Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 28, 2008
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008
File No. 1-13293

Dear Mr. Waters:

We have reviewed your response letter dated September 15, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Policies and Estimates, page 24

1. We note your response to comment 1 in our letter dated July 23, 2008. Specifically, we note that you are not using EBITDA to calculate your enterprise value. Rather, you are using EBITDA further adjusted for other items, such as management fees, compensation expense, etc. As such, please revise your disclosure regarding the calculation of your enterprise value used to estimate the fair value of your Class A and Class B common stocks to acknowledge that you use EBITDA, as adjusted. Further, for your presentation of the calculation of the fair value of your Class A and Class B common stocks, please include a footnote disclosure to explain why you

determined it is appropriate to adjust cash for the March 31, 2008 period. In this regard, we note you recognized approximately $2 million in cash and cash equivalents on your March 31, 2008 consolidated balance sheet; however, you included $14.8 million in cash in the calculation.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

9. Common and Preferred Stock, page 15

2. We note your response to comment 4 in our letter dated July 23, 2008. Specifically, we note that you acknowledge the sponsor fees for the Hillman Investment Company Class A Preferred Stock should have been recognized as deferred financing costs in total assets rather than as a reduction to the Hillman Investment Company Class A Preferred Stock included in total liabilities. In addition, you state that the Hillman Investment Company Class A Preferred Stock should have been recognized at fair value at the date of issuance with subsequent accretion to its mandatory redemption value using the effective interest rate method. You then provide us with an analysis of the accretion amounts you should have recognized for each period subsequent to the date of issuance on March 31, 2004. It is unclear from your discussion and analysis of the impact the accounting errors have had on your consolidated financial statements if the accretion you refer to is actually the amortization of the sponsor fees that should have been recognized as deferred financing fees within total assets.

 - Please provide us with your calculation of the amortization of the sponsor fees.
 - If the fair value of the Hillman Investment Company Class A Preferred Stock at the date of issuance was less than the redemption value and this is what your response is referring to, please tell us what the fair value was at the date of issuance and the redemption amount as of March 31, 2028 along with your calculation of the accretion in accordance with SAB Topic 3:C.
 - As appropriate, please refer to the guidance in SAB Topics 1:M and 1:N and provide us with a revised materiality analysis for these errors.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief